Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TREVENA, INC.

* * * * *

Trevena, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The amended and restated Certificate of Incorporation, as amended on May 17, 2018 and as currently in effect, is hereby amended by deleting Article IV. A. and inserting the following in lieu thereof such that Article IV. A. shall read in its entirety as follows:

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of all classes of capital stock which the Company shall have authority to issue is two hundred five million (205,000,000) shares, of which two hundred million (200,000,000) shares shall be Common Stock (the "Common Stock"), each having a par value of one-tenth of one cent ($0.001), and five million (5,000,000) shares shall be Preferred Stock (the "Preferred Stock"), each having a par value of one-tenth of one cent ($0.001). Effective at 5:01 p.m. Eastern Time, on November 9, 2022 (the "Effective Time"), each 25 shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Company or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, subject to the treatment of fractional interests as described below (the "Reverse Stock Split"). The par value of the Common Stock following the Reverse Stock Split shall remain $0.001 per share. No fractional shares shall be issued, in connection with the Reverse Stock Split, and, in lieu thereof, the Corporation shall pay each stockholder of record at the time of effectiveness of the Reverse Stock Split who otherwise would be entitled to receive fractional shares because they hold a number of pre-Reverse Stock Split shares not evenly divisible by the number of pre-Reverse Stock Split shares for which each post-Reverse Stock Split share is to be exchanged an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of our Common Stock as reported on The Nasdaq Capital Market on the date on which the Effective Time occurs. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. The Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the Reverse Split.

SECOND: That said amendment was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the corporation.

THIRD: This amendment shall become effective at 5:01 p.m., Eastern Time, on November 9, 2022.

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IN WITNESS WHEREOF, said Trevena, Inc. has caused this certificate to be signed by Barry Shin, its Chief Financial Officer, this 9 day of November 2022.

TREVENA, INC.

By:	/s/ Barry Shin
Barry Shin
Chief Financial Officer